                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                          THE SPORTS CLUB COMPANY, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    84917P10

                                 (CUSIP NUMBER)

                                  LOIS BARBERIO
                          THE SPORTS CLUB COMPANY, INC.
                       11100 SANTA MONICA BLVD., SUITE 300
                              LOS ANGELES, CA 90025
                                 (310) 479-5200

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 APRIL 27, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         D. Michael Talla


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (A)      / /
                                                               (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF, OO

(5)      Check if Disclosure of Legal Proceedings  is Required Pursuant to
         Items 2(d) or 2(e)                                             / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    4,681,034

                           (10)     Shared Dispositive Power
                                    0

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                      / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         Mark S. Spino

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (A)      / /
                                                               (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                             / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    227,969

                           (10)     Shared Dispositive Power
                                    0

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         Philip J. Swain

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (A)      / /
                                                               (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                             / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    163,164

                           (10)     Shared Dispositive Power
                                    0

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         Nanette Pattee Francini

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (A)      / /
                                                                (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                              / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    256,107

                           (10)     Shared Dispositive Power
                                    0

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         Mona Talla

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (A)      / /
                                                                 (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    0

                           (10)     Shared Dispositive Power
                                    30,953

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         The Jared R. Talla Irrevocable Trust dated January 4, 1993 IRS ID# 95-6974331

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (A)      / /
                                                               (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                             / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    0

                           (10)     Shared Dispositive Power
                                    69,714

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         00

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         The Brett M. Talla Irrevocable Trust dated January 4, 1993 IRS ID# 95-6974329

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (A)      / /
                                                                (B)      /x/
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                              / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    0

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    0

                           (10)     Shared Dispositive Power
                                    69,714

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         00

--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

(1)      Name of Filing Person
         S.S. or I.R.S. Identification No. of Above Person

         Ronald M. Resch

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (A)      / /
                                                                (B)      /x/
         Filing person is a trustee of trusts which are subject to a voting agreement pursuant to which the filing person is required to vote his shares in the same manner as the principal stockholder.

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         00

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                              / /

(6)      Citizenship or Place of Organization

         U.S.
                           (7)      Sole Voting Power
                                    38,817

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  5,498,655
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    178,245

                           (10)     Shared Dispositive Power
                                    0

(11)     Aggregate Amount Beneficially Owned by Each Filing Person
         5,537,472

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

(13)     Percent of Class Represented by Amount in Row (11)
         Approximately 31.15%(1)

(14)     Type of Filing Person (See Instructions)
         IN
--------
(1) Based on 17,776,215 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2000.

     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 1, 1994, as amended to date, is hereby further amended as follows.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

Item 2. Identity and Background

     (a) This Statement is being filed jointly by D. Michael Talla ("Talla"), Mark S. Spino ("Spino"), Philip J. Swain ("Swain"), Nanette Pattee Francini ("Francini"), Mona Talla, The Jared R. Talla Irrevocable Trust dated January 4, 1993 ("Jared Talla Trust"), The Brett M. Talla Irrevocable Trust dated January 4, 1993 ("Brett Talla Trust"), and Ronald M. Resch ("Resch"), (Talla, Spino, Swain, Francini, Mona Talla, Jared Talla Trust, Brett Talla Trust, and Resch are herein collectively referred to as the "Filling Persons"). Effective September 14, 1994, the Filing Persons, with the exception of Resch, entered into that certain Stockholders Voting Agreement and Conditional Irrevocable Proxy (the "Voting Agreement") pursuant to which each of them agreed to vote their shares of the Common Stock of the Sports Club in the manner directed by holders of a majority of the shares of Common Stock held by such persons; as a result of the Voting Agreement, the Filing Persons may be considered a group pursuant to Rule 13d-5.

     (b), (c) and (f) The name, address, principal occupation, and citizenship of each of the Filing Persons are set forth below:


                                                                                                          Citizenship/
                                                                       Principal                          Jurisdiction
                  Name and Address                                     Occupation                         of Organization
                  ----------------                                     ----------                         ---------------

                  Talla                                                Co-Chief Executive Officer         United States
                  10100 Santa Monica Blvd.                             of Sports Club
                  Los Angeles, California 90025

                  Spino                                                Senior Vice President              United States
                  10100 Santa Monica Blvd.                             of Sports Club
                  Los Angeles, California 90025

                  Swain                                                Senior Vice President              United States
                  10100 Santa Monica Blvd.                             of Sports Club
                  Los Angeles, California 90025

                  Francini                                             Director and Executive             United States
                  10100 Santa Monica Blvd.                             Vice President
                  Los Angeles, California 90025                        of Sports Club

                  Mona Talla                                           Spouse of Talla                    United States
                  10100 Santa Monica Blvd.
                  Los Angeles, California 90025

                  Resch                                                Attorney;                          United States
                  10390 Santa Monica Blvd., 4th Flr.                   Trustee of Jared Talla Trust
                  Los Angeles, California 90025                        and Brett Talla Trust



                                                                                                          Citizenship/
                                                                       Principal                          Jurisdiction
                  Name and Address                                     Occupation                         of Organization
                  ----------------                                     ----------                         ---------------

                  Jared Talla Trust                                    Trust for the benefit of           California
                  c/o Ronald Resch, Trustee                            minor child of Talla
                  10390 Santa Monica Blvd., 4th Flr.
                  Los Angeles, California 90025

                  Brett Talla Trust                                    Trust for the benefit of           California
                  c/o Ronald Resch, Trustee                            minor child of Talla
                  10390 Santa Monica Blvd., 4th Flr.
                  Los Angeles, California 90025

     (d) The Filing Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding as or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The following information amends and supplements Item 3.

     D. Michael Talla acquired 117,700 shares of the Common Stock on April 27, 2000, in a brokered transaction. The consideration for the shares was $3.25 per share, which was paid for with proceeds from a personal loan to Mr. Talla by Rex
A. Licklider, an officer and member of Issuer's Board of Directors and beneficial owner of approximately 9% of the Issuer's outstanding voting stock. All other shares were purchased with personal funds of D. Michael Talla. Pursuant to a Loan and Stock Pledge Agreement dated as of December 30, 1997, by and between Talla and MDP Ventures II LLC (an affiliate of Millennium Partners LLC which, with its affiliates, is a substantial shareholder of the Issuer), D. Michael Talla is indebted to MDP Ventures II LLC in the aggregate amount of $ 6,000,000, which indebtedness is secured by the pledge of 1,000,000 shares of the Common Stock of the Issuer and is non-recourse to Mr. Talla. In addition, pursuant to a Loan and Stock Pledge Agreement dated as of May 12, 2000, by and between Talla and MDP Ventures II LLC, Millennium on May 25, 2000, loaned $2,000,000 to D. Michael Talla. Mr. Talla has agreed to pledge 666,667 shares of the Issuer's Common Stock to secure this loan, and upon delivery of such shares to MDP Ventures II, LLC, the loan will be non-recourse to Mr. Talla.

Item 4. Purpose of Transaction

     The Filing Persons have acquired all shares of Common Stock held by them to hold primarily for investment.

     The Filing Persons have no present plans to acquire additional securities or cause the acquisition of additional securities of the Issuer by any person; to cause the Issuer to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, charter of incorporation, or bylaws or to delist or terminate the registration of any securities of the Issuer; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

     The Filing Persons intend to review on a continuing basis the investment in the Common Stock and the Issuer's business affairs and financial condition, as well as the price levels of the Common Stock, conditions in the securities market, and general economic and industry conditions, and may in the future take such actions with respect to the investment as it may deem appropriate in light of the circumstances existing from time to time, including the purchase of shares of the Common Stock through open market purchases or privately negotiated transactions, or the sale of all or a portion of the shares of Common Stock currently held by the Filing Persons.

     Except as set forth above, the Filing Persons have no present plans to cause the Sports Club to engage in any of the actions set forth above. The Filing persons may from time to time reconsider any of the foregoing.

Item 5. Interest in Securities of the Issuer

     (a) As of the close of business on May 15, 2000, the Filing Persons directly or indirectly own in the aggregate 5,537,472 shares of the Common Stock of the Sports Club, or approximately 31.15% of the Common Stock outstanding based on 17,776,215 shares of the Common Stock outstanding, as set forth in the Form 10-K filed by the Sports Club with the Securities and Exchange Commission on March 28, 2000.

     (b) All shares other than the shares owned by Ronald M. Resch are subject to the Voting Agreement and thus the ability to vote such shares is shared by all parties to the voting agreement. Ronald M. Resch has sole voting power over shares held by him. As of the close of business on May 15, 2000, the Filing Persons have direct ownership of (and power of disposition with respect to) shares of Common Stock as follows:

                                                              Number of                          Approximate Percentage
                  Name                                          Shares                            of Shares Outstanding
                  ----                                        ---------                          ----------------------

         Filing Persons
         --------------

                  Talla                                        4,681,034                                  26.33%
                  Spino                                          227,969                                   1.28%
                  Swain                                          163,164                                   0.92%
                  Francini                                       256,107                                   1.44%
                  Mona Talla                                      30,953                                   *
                  Jared Talla Trust                               69,714                                   *
                  Brett Talla Trust                               69,714                                   *
                  Ronald M. Resch (1)                             38,817                                   *
                                                               ---------
                  Filing Persons as
                  A Group (1)                                  5,537,472                                  31.15%

(1) Resch remains a Filing Person because he is trustee of trusts which are subject to the Voting Agreement. 38,817 shares directly held by Resch are not subject to the Voting Agreement.

     (d) The following purchases were made by the Filing Person indicated from November 1, 1999 through May 15, 2000. Such purchases were made in the open market.


         Purchaser                             Purchase Date              Number of Shares             Price per Share
         ---------                             -------------              ----------------             ---------------

         D. Michael Talla                       5/11/00                         1,000                       $3.25
                                                5/10/00                         1,300                       $3.25
                                                5/9/00                            500                       $3.25
                                                5/9/00                            600                       $3.19
                                                5/4/00                          1,000                       $3.25
                                                4/28/00                         1,000                       $3.25
                                                4/27/00                       117,700                       $3.25
                                                4/26/00                           500                       $3.25
                                                4/19/00                           500                       $3.00
                                                4/18/00                           500                       $2.94
                                                2/24/00                           400                       $4.00
                                                1/24/00                         1,000                       $4.00
                                                1/19/00                         1,000                       $3.88
                                                1/18/00                         1,000                       $3.63
                                                1/11/00                           200                       $4.00
                                                1/10/00                           500                       $4.00
                                                1/7/00                            100                       $3.94
                                                11/23/99                          300                       $4.06
                                                11/22/99                        5,000                       $4.13
                                                11/19/99                        2,000                       $4.13
                                                11/17/99                        1,700                       $4.19
                                                11/17/99                        2,300                       $4.25
                                                11/16/99                        6,000                       $4.25
                                                11/10/99                        2,000                       $4.50

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The exhibits listed below are filed as part of this Statement.

        Exhibit A       Stockholders Voting Agreement and Conditional
                        Irrevocable Proxy dated September 14, 1994*

        Exhibit B       Amendment to Stockholders Agreement and Irrevocable
                        Proxy dated September 14, 1994*

        Exhibit C       Agreement Regarding the Joint Filing of Schedule 13D*


*Previously filed.

Item 7.    Material to Be Filed as Exhibits

           None


                                    SIGNATURE



     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  May 19, 2000


/s/ D. Michael Talla
----------------------------
D. Michael Talla


/s/ Mona Talla
----------------------------
Mona Talla


/s/ Nanette Pattee Francini               The Jared R. Talla Irrevocable Trust
----------------------------              dated January 4, 1993
Nanette Pattee Francini


/s/ Mark S. Spino                         By: /s/ Ronald M. Resch
----------------------------                 ----------------------------------
Mark S. Spino                                Ronald M. Resch, Trustee


/s/ Philip J. Swain                       The Brett M. Talla Irrevocable Trust
----------------------------              dated January 4, 1993
Philip J. Swain

/s/ Ronald M. Resch                       By: /s/ Ronald M. Resch
----------------------------                 ----------------------------------
Ronald M. Resch                              Ronald M. Resch, Trustee